UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

IMAGE ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

452439201
(CUSIP Number)

Theodore Seth Green c/o Image Entertainment, Inc. 20525 Nordhoff Street, Suite 200 Chatsworth, California 91311 (818) 407-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2010
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452439201

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only).
Theodore Seth Green

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
N/A

6.	Citizenship or Place of Organization
United States of America

Number	7.	Sole Voting Power	19,246,623(a)
Shares of
Beneficially	8.	Shared Voting Power	0
Owned
By Each	9.	Sole Dispositive Power	9,392,791(b)
Reporting
Person With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
19,246,623(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
7.5(c)

14.	Type of Reporting Person (see Instructions)
IN

(a)
Includes 9,853,832 shares of restricted Common Stock (i) for which the Reporting Person has sole voting power and (ii) which vest and cease to be subject to forfeiture upon continued service and/or satisfaction of certain performance-related conditions (including stock price achievement) or other conditions applicable to such stock.  Includes options which become exercisable within 60 days for 448,291 shares of Common Stock.

(b)	Includes options which become exercisable within 60 days for 448,291 shares of Common Stock.

(c)
Percentage calculation based on total number of the Issuer's outstanding shares of Common Stock as of November 19, 2010, as adjusted for applicable securities issuable to the Reporting Person within 60 days.

ITEM 1.	SECURITY AND ISSUER

This Statement relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of Image Entertainment, Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California  91311.

ITEM 2.	IDENTITY AND BACKGROUND

(a)      The Reporting Person filing this Statement is Theodore Seth Green.

(b)      The business address of the Reporting Person is:  c/o Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

(c)      The Reporting Person is the Issuer's Chairman of the Board and Chief Executive Officer, with the Issuer's principal offices at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

(d)      The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 14, 2010, the Reporting Person purchased 1,000 and 8,941 shares of the Issuer's Series B Cumulative Preferred Stock, par value $0.0001, and Series C Junior Participating Preferred Stock, par value $0.0001 per share (the "Series C Preferred Stock"), respectively, from the JH Investors (as defined in Item 6 below), for an aggregate $1,029,589, using personal funds (the "Purchase Transaction").  On November 18, 2010, the Issuer filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to give effect to the related stockholder-approved amendment at which time each outstanding share of the Issuer's Series C Preferred Stock automatically converted into 1,000 shares of Common Stock, including those held by the Reporting Person whose 8,941 shares of Series C Preferred Stock automatically converted into 8,941,000 shares of the Common Stock (no funds were used by the Reporting Person in connection with such conversion).

No funds were used in connection with the receipt by the Reporting Person of grants by the Issuer of options to purchase an aggregate 4,844,239 shares of Common Stock, of which options for the purchase of 448,291 shares (the "Option Shares") are exercisable within 60 days; additional information about the terms of such option grants are described in Item 6 below.

No funds were used in connection with the receipt by the Reporting Person of awards by the Issuer for an aggregate 9,853,832 shares of restricted Common Stock, which shares (i) the Reporting Person has sole voting power and (ii) vest and cease to be subject to forfeiture upon continued service and/or satisfaction of certain performance-related conditions (including stock price achievement) or other applicable conditions (the "Restricted Shares" and, together with the Option Shares, the "Shares"); additional information about the terms of such awards are described in Item 6 below.'

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the Shares (described in Item 3 above) for investment purposes.  Mr. Green was appointed the Issuer's Chairman of the Board and Chief Executive Officer in January 2010.  Except as set forth herein or as may relate to the Stockholders’ Agreement described in Item 6 below, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; provided, however, that the Reporting Person is the Chairman of the Issuer's Board, which Board has received stockholder approval to effect a reverse stock split at a reverse split ratio between 1-for-10 and 1-for-50 as selected by the Board (as well as the ability to not effect any reverse stock split);

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      Any action similar to any of those enumerated above.

The Reporting Person, from time to time in his discretion, may review or reconsider his position regarding the Shares and any other matters relating to the Issuer.  The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase or receive additional securities of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, directly from the Issuer, or otherwise.  Further, while it is not the present intention of the Reporting Person to do so, he, among other things, reserves the right to dispose of Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)      The following table sets forth the aggregate number and percentage of the Issuer's shares of Common Stock beneficially owned by the Reporting Person:

Reporting Person	Shares Beneficially Owned	Percentage

Theodore Seth Green	19,246,623(1)	7.5(2)

(1)
Includes 9,853,832 shares of restricted Common Stock (i) for which the Reporting Person has sole voting power and (ii) which vest and cease to be subject to forfeiture upon continued service and/or satisfaction of certain performance-related conditions (including stock price achievement) or other conditions applicable to such stock.  Includes options which become exercisable within 60 days for 448,291 shares of Common Stock.

(2)
Percentage calculation based on total number of the Issuer's outstanding shares of Common Stock as of November 19, 2010, as adjusted for applicable securities issuable to the Reporting Person within 60 days.

(b)      The following table sets forth the number of beneficially-owned shares of the Issuer's Common Stock as to which the Reporting Person has (i) the sole power to vote or direct the voting, (ii) the sole power to dispose or to direct the disposition, (iii) shared power to vote or direct the voting, or (iv) shared power to dispose or direct the disposition:

Reporting Person	Sole Voting Power		Sole Power of Disposition		Shared Voting Power	Shared Power of Disposition

Theodore Seth Green	19,246,623	(1)	9,392,791	(2)	0	0

(1)
Includes 9,853,832 shares of restricted Common Stock (i) for which the Reporting Person has sole voting power and (ii) which vest and cease to be subject to forfeiture upon continued service and/or satisfaction of certain performance-related conditions (including stock price achievement) or other conditions applicable to such stock.  Includes options which become exercisable within 60 days for 448,291 shares of Common Stock.

(2)	Includes options which become exercisable within 60 days for 448,291 shares of Common Stock.

(c)      The following transactions relating to the Issuer's Common Stock were effected during the past 60 days by the Reporting Person:

•
At the Issuer's 2010 Annual Meeting of Stockholders held on November 18, 2010, the Issuer's stockholders approved an amendment to the Issuer's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 500,000,000 shares.  The Issuer filed the Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware on November 18, 2010 to give effect to the approved amendment at which time each outstanding share of the Issuer's Series C Preferred Stock automatically converted into 1,000 shares of Common Stock, including those held by the Reporting Person whose 8,941 shares of Series C Preferred Stock automatically converted into 8,941,000 shares of the Common Stock (no funds were used by the Reporting Person in connection with such conversion).

•
Immediately following the filing of the Issuer's Registration Statement on Form S-8 on November 19, 2010, the Reporting Person received awards of 8,005,550, 1,502,877, and 345,405 shares of restricted Common Stock and option grants exercisable for 1,793,165, 946,801, and 2,104,273 shares of Common Stock, from the Issuer; additional information about the terms of such awards and grants are described below in Item 6.  No funds were used in connection with the receipt by the Reporting Person of such awards and grants.

(d)         N/A

(e)         N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 14, 2010, in connection with the Purchase Transaction, the Reporting Person entered into a Stockholders' Agreement (the "Stockholders' Agreement") with JH Partners Evergreen Fund, L.P., JH Investment Partners III, L.P., and JH Investment Partners GP Fund III, LLC (collectively, the "JH Investors"), the Issuer, John Avagliano, Ray Gagnon and Producers Sales Organization ("PSO", which is a wholly owned consulting business of the Issuer's Vice Chairman, John W. Hyde).  The Reporting Person and Messrs. Avagliano and Gagnon, and PSO, are referred to herein as the "Management Stockholders", and the Management Stockholders and the JH Investors are referred to herein as the "Stockholders".  In addition to imposing customary transfer restrictions on Issuer capital stock held by the Stockholders, the Stockholders' Agreement includes agreements among the Stockholders regarding tag-along rights, whereby Stockholders have the right to participate in sales of the Issuer's capital stock by other Stockholders, subject to specified exceptions.

The Stockholders' Agreement also includes customary drag-along rights, which provide that if the holders of at least a majority of the Common Stock (on a fully diluted basis) elect to consummate a transaction or series of transactions resulting in the sale of at least a majority of the Common Stock (on a fully diluted basis) or assets, each other Stockholder shall take all action necessary to consummate such transaction or transactions.  Furthermore, the JH Investors agreed to vote in favor of the Issuer's 2010 Equity Incentive Award Plan (the "2010 Equity Plan"), pursuant to which the Management Stockholders, including the Reporting Person, received option grants and restricted stock awards (including those described below).

In addition, the Stockholders' Agreement gives the Issuer a call option on capital stock and vested options held by each of the Management Stockholders, including the Reporting Person, exercisable within 90 days of the termination of employment or consulting engagement of the applicable Management Stockholder.  The exercise price of the call option is based on the fair market value of the underlying shares, except in the case of termination for "cause," in which case shares underlying equity compensation awards may be purchased at the original acquisition price, if lower.  The call option is assignable by the Issuer to the other Stockholders.  See Exhibit 1 (Stockholders' Agreement) hereto for additional details regarding the Stockholders' Agreement, which exhibit is incorporated herein by reference.

On November 19, 2010, the Issuer awarded 8,005,550 shares of restricted Common Stock to the Reporting Person pursuant to the 2010 Equity Plan and subject to restrictions contained in a Grant Notice and Restricted Stock Award Agreement between the Reporting Person and the Issuer effective as of November 19, 2010.  These restricted shares vest and cease to be subject to forfeiture upon continued service and other conditions applicable to the award.  The Reporting Person currently has the power to vote all of these restricted shares.  This award was granted in satisfaction of a contractual agreement by the Issuer with the Reporting Person under an Employment Agreement originally entered into in April 2010, as since amended] to grant such award.  See Exhibit 4 (Form of Restricted Stock Award Agreement (Type A Grant)) hereto for additional details regarding this award, which exhibit is incorporated herein by reference.

On November 19, 2010, the Issuer awarded 1,502,877 shares of restricted Common Stock to the Reporting Person pursuant to the 2010 Equity Plan and subject to restrictions contained in a Grant Notice and Restricted Stock Award Agreement between the Reporting Person and the Issuer effective as of November 19, 2010.  These restricted shares vest and cease to be subject to forfeiture upon continued service and/or satisfaction of certain performance-related conditions (including stock price achievement) or other conditions applicable to the award.  The Reporting Person currently has the power to vote all of these restricted shares.  This award was granted in satisfaction of a contractual agreement by the Issuer with the Reporting Person under an Employment Agreement originally entered into in April 2010, as since amended to grant such award.  See Exhibit 5 (Form of Restricted Stock Award Agreement (Type B Grant)) hereto for additional details regarding this award, which exhibit is incorporated herein by reference.

On November 19, 2010, the Issuer awarded 345,405 shares of restricted Common Stock to the Reporting Person pursuant to the 2010 Equity Plan and subject to restrictions contained in a Grant Notice and Restricted Stock Award Agreement between the Reporting Person and the Issuer effective as of November 19, 2010.  These restricted shares vest and cease to be subject to forfeiture upon continued service and/or satisfaction of certain performance-related conditions (including stock price achievement) or other conditions applicable to the award.  The Reporting Person currently has the power to vote all of these restricted shares.  This award was granted in satisfaction of a contractual agreement by the Issuer with the Reporting Person under an Employment Agreement originally entered into in April 2010, as since amended to grant such award.  See Exhibit 6 (Form of Restricted Stock Award Agreement (Type C Grant)) hereto for additional details regarding this award, which exhibit is incorporated herein by reference.

On November 19, 2010, the Issuer granted an option exercisable for 1,793,165 shares of Common Stock to the Reporting Person, pursuant to the 2010 Equity Plan and subject to restrictions contained in a Stock Option Grant Notice and Stock Option Agreement] between the Reporting Person and the Issuer effective as of November 19, 2010.  This option vests 25% on January 8, 2011 and then vests 6.25% for each three-month period thereafter (vesting rounds up to nearest whole share), with 100% vested on January 8, 2014.  The exercise price for this option is $0.20 per share of Common Stock.  This grant was made in satisfaction of a contractual agreement by the Issuer with the Reporting Person under an Employment Agreement originally entered into in April 2010, as since amended to make such grant.  See Exhibit 7 (Form of Stock Option and Grant Notice and Stock Option Agreement (Type A Grant)) hereto for additional details regarding this grant, which exhibit is incorporated herein by reference.

On November 19, 2010, the Issuer granted an option exercisable for 946,801 shares of Common Stock to the Reporting Person, pursuant to the 2010 Equity Plan and subject to restrictions contained in a Stock Option Grant Notice and Stock Option Agreement between the Reporting Person and the Issuer effective as of November 19, 2010.  This option vests 100% upon the earlier of (i) the date the fair market value of a share of the Issuer's Common Stock equals or exceeds $0.0773 for any 20 out of 30 consecutive trading days on or after January 8, 2012, (ii) a change in control in which the Issuer's Common Stock's equity value equals or exceeds $0.0733 per share, or (iii) January 8, 2019.  The exercise price for this option is $0.20 per share of Common Stock.  This grant was made in satisfaction of a contractual agreement by the Issuer with the Reporting Person under an Employment Agreement originally entered into in April 2010, as since amended to make such grant.  See Exhibit 8 (Form of Stock Option and Grant Notice and Stock Option Agreement (Type B Grant)) hereto for additional details regarding this grant, which exhibit is incorporated herein by reference.

On November 19, 2010, the Issuer granted an option exercisable for 2,104,273 shares of Common Stock to the Reporting Person, pursuant to the 2010 Equity Plan and subject to restrictions contained in a Stock Option Grant Notice and Stock Option Agreement between the Reporting Person and the Issuer effective as of November 19, 2010.  This option vests 100% upon the earlier of (i) the date the fair market value of a share of the Issuer's Common Stock equals or exceeds $0.19 for any 20 out of 30 consecutive trading days on or after January 8, 2013, (ii) a change in control in which the Issuer's Common Stock's equity value equals or exceeds $0.19 per share, or (iii) January 8, 2019.  The exercise price for this option is $0.20 per share of Common Stock.  This grant was made in satisfaction of a contractual agreement by the Issuer with the Reporting Person under an Employment Agreement originally entered into in April 2010, as since amended to make such grant.  See Exhibit 9 (Form of Stock Option and Grant Notice and Stock Option Agreement (Type C Grant)) hereto for additional details regarding this grant, which exhibit is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Exhibits

1
Stockholders’ Agreement, dated as of April 14, 2010, between Image Entertainment, Inc. and the Stockholders named therein (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 filed by Image Entertainment, Inc. August 16, 2010).

2
Stock Purchase Agreement dated as of April 12, 2010 by and among JH Evergreen, JHIP III, JHIP GP III and Theodore S. Green (incorporated by reference to Exhibit 9 of the Schedule 13D filed by JH Evergreen Management, LLC. July 21, 2010).

3	Image Entertainment, Inc. 2010 Equity Incentive Award Plan (incorporated by reference to Appendix C to the definitive proxy statement filed by Image Entertainment, Inc. October 12, 2010).

4
Form of 2010 Equity Incentive Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Type A Grant) (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Image Entertainment, Inc. November 19, 2010).

5
Form of 2010 Equity Incentive Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Type B Grant) (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by Image Entertainment, Inc. November 19, 2010).

6
Form of 2010 Equity Incentive Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Type C Grant) (incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by Image Entertainment, Inc. November 19, 2010).

7
Form of 2010 Equity Incentive Plan Stock Option Grant Notice and Stock Option Agreement (Type A Grant) (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Image Entertainment, Inc. November 19, 2010).

8
Form of 2010 Equity Incentive Plan Stock Option Grant Notice and Stock Option Agreement (Type B Grant) (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Image Entertainment, Inc. November 19, 2010).

9
Form of 2010 Equity Incentive Plan Stock Option Grant Notice and Stock Option Agreement (Type C Grant) (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Image Entertainment, Inc. November 19, 2010).

10
Employment Agreement, dated as of April 14, 2010, between Image Entertainment, Inc. and Theodore S. Green (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 filed by Image Entertainment, Inc. August 16, 2010).

11
First Amendment to Employment Agreement, dated as of July 12, 2010, between Image Entertainment, Inc. and Theodore S. Green (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed by Image Entertainment, Inc. November 15, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2010	/s/ THEODORE SETH GREEN
Theodore Seth Green